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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                        Under the Securities Act of 1934

                            Entrust Technologies Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    293848107
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                                 (CUSIP Number)

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The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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     NAME OF REPORTING PERSON           Societe Generale Investment Corporation
1

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         13-3863222

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2    Check the Appropriate Box if a Member of a Group
      (See Instructions)                                             (A)[ ]
                                                                     (B)[X]
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     SEC Use Only
3
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4    Citizenship or Place of Organization

     Delaware
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                 5   Sole Voting Power
   Number of         2,337,275
    Shares     -----------------------------------------------------------------
 Beneficially    6   Shared Voting Power
   Owned by          0
               -----------------------------------------------------------------
Each Reporting   7   Sole Dispositive Power
  Person With        2,337,275
               -----------------------------------------------------------------
                 8   Shared Dispositive Power
                     0
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9    Aggregate Amount Beneficially Owned by Each Reporting
     Person
     2,337,275*
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10   Check Box if the Aggregate Amount in Row (9) Excludes
     Certain Shares (See Instructions)                                  [ ]
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11   Percent of Class Represented by Amount in Row (9)
     5.5%
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12   Type of Reporting Person (See Instructions)
     CO
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     * As of December 31, 1998 Societe Generale Investment Corporation directly owned 2,337,275 shares of common stock which represents 4.9% of the common stock and special voting stock outstanding (based on 5,157,289 shares of special voting stock outstanding as reported in Entrust Technologies Inc.'s Form 10-Q for the quarter ended September 30, 1998 ("Form 10-Q"), and, for the purposes of this Schedule 13-G calculation, Societe Generale Investment Corporation owns 5.5% of the outstanding shares of the common stock (based on 42,488,181 shares of common stock outstanding as reported in the Form 10-Q).




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

Item 1(a).      Name of Issuer:
                Entrust Technologies Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                2323 North Central Expressway
                Suite 360
                Richardson, Texas 75080

Item 2(a).      Name of Person(s) Filing:

                Societe Generale Investment Corporation, a Delaware corporation.

Item 2(b).      Address of Principal Business Office:

                The principal business address of Societe Generale
                Investment Corporation is 1221 Avenue of the Americas, New
                York, New York 10020.

Item 2(c).      Citizenship:

                Societe Generale Investment Corporation is organized in the State of Delaware.

Item 2(d).      Title of Class of Securities:

                Common Stock

Item 2(e).      CUSIP Number:

                293848107

Item 3.         Not applicable.

Item 4.         Ownership.

                (a) Amount beneficially owned:

                As of December 31, 1998 Societe Generale Investment Corporation directly owned 2,337,275 shares of common stock.

                (b)  Percent of class:

                As of December 31, 1998 Societe Generale Investment Corporation directly owned 2,337,275 shares of common stock which represents
                4.9% of the common stock and special voting stock outstanding
                (based on 5,157,289 shares of special voting stock outstanding as reported in

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

                Entrust Technologies Inc.'s Form 10-Q for the quarter ended
                September 30, 1998 ("Form 10-Q"), and, for the purposes of this Schedule 13-G calculation, Societe Generale Investment
                Corporation owns 5.5% of the outstanding shares of the common stock (based on 42,488,181 shares of common stock outstanding as reported in the Form 10-Q).


                (c) Number of shares as to which Societe Generale Investment
                Corporation has:

                (i)   Sole power to vote or direct the vote:  2,337,275
                (ii)  Shared power to vote or to direct the vote:  0
                (iii) Sole power to dispose of or to direct the disposition of: 2,337,275
                (iv)  Shared power to dispose of or to direct the disposition of:  0

Item 5.         Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.         Ownership of More Than Five Percent on Behalf of Another
                Person.

                Not applicable.

Item 7.         Identification and Classification of the Subsidiary
                Which Acquired the Security Being Reported on By the
                Parent Holding Company.

                Not applicable.

Item 8.         Identification and Classification of Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of the Group.

                Not applicable.

Item 10.        Certification.

                Not applicable.



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                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                      SOCIETE GENERALE
                                      INVESTMENT CORPORATION

Date:  February 16, 1999              By: /s/ David M. Malcolm
                                        --------------------
                                        Name:  David M. Malcolm
                                        Title: President